

RUBICON

April 21, 2008

United States Securities and Exchange Commission
Washington, D.C. 20549, Mail Stop 7010

<u>Attention: Nasreen Mohammed</u>
<u>Via Edgar and Fax 202-772-9220</u>

Dear Ms. Mohammed;

<u>Re: Rubicon Minerals Corporation, File No. 1-32292</u>
<u>Supplement to our letter of March 21, 2008</u>

In our letter of March 21, 2008, we indicated that we would provide spreadsheets in response to your question 1f., in your letter of February 21, 2008. These spreadsheets have now been reformatted in a format that we hope will be clearer than the original versions. We are forwarding these spreadsheets to you by courier today.

The documents sent include the following:

1. Original of this letter.
2. Appendix A: A 4 page table summarizing the accounting for the plan of arrangement options and warrants by instrument and by holder category.
3. A 3 page reconciliation of Canadian GAAP financial statement amounts and US GAAP financial statement amounts with cell cross references to accounting summary sheets A and B.
4. Accounting summary sheets A & B on legal paper.
5. Accounting summary sheets A & B, plotted with additional cell cross reference columns, cross referenced to sheets C & D, the detailed individual instrument amounts.
6. Plotted detail of individual option amounts - sheet C.
7. Plotted detail of individual warrant amounts – sheet D.

Item 2 lists the items on the financial statements that contain plan of arrangement options and warrants numbers, showing amounts included in the financial statement totals. Amounts included are cross referenced to cells on sheets A & B.

Sheets A & B summarize by category and instrument type the detail amounts for each individual instrument that are found on sheets C and D. The second plotted version shows the cell references to sheets C & D.

Rubicon Minerals Corporation
Suite 1540 – 800 W. Pender St., Vancouver, BC Canada V6C 2V6   Tel: 604.623.3333 Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com   Web site: www.rubiconminerals.com
RMX.TSX

On the plotted detail sheets – C and D, subtotal rows have been highlighted in light-blue. Subtotals that have been carried forward to the summary sheets have been highlighted in yellow.

Please let us know if you need further information.

Yours truly,
Rubicon Minerals Corporation

Robert Lewis
CFO

Rubicon Minerals
Appendix A: Basis of Accounting
Vested Options

Holder Category	Instrument		
	Africo Shares / Options	Paragon Options	Rubicon Options
I. Rubicon Employees / Contractors – Vested Awards	Rubicon's right: Rubicon has right to full Africo shares at zero proceeds, if the option on the Africo shares is not exercised by the holder. Rubicon gave full value for these shares through the spin-off of the assets. The shares are beneficially owned by Rubicon and are subject to an option (see accounting for written option below). FAS 115 has been applied to the shares for US GAAP. Under Canadian GAAP, this is accounted for at lower of cost or market in 2006. Rubicon's obligation: Rubicon has effectively issued an option on Africo shares – this is accounted for as a liability derivative pursuant to EITF EITF 02-08. FAS 133 has been applied. No future compensation expense.	Rubicon's right: Rubicon has a right to this option on same terms as employee, if employee does not exercise. Rubicon has treated this as as an owned option on Paragon shares, subject to an option award on Paragon's shares (see accounting for written option below). The same accounting has been followed for Canadian GAAP (EIC 128). Rubicon's obligation: Same as Africo (left).	Rubicon's right: n/a -- Standard option rights to proceeds are embedded in option accounting. Rubicon's obligation: These are conventional options. The value related to these options has been recorded historically. No ongoing assets / laibilities involved. No accounting required (until exercise). No future compensation expense.
II. Vested Paragon Employees / Contractors	Same as above.	Same as above	Same as above.

Rubicon Minerals
Appendix A: Basis of Accounting
Vesting Options – Rubicon Employees

Holder Category	Instrument		
	Africo Shares / Options	Paragon Options	Rubicon Options
III. Rubicon employees – unvested awards	Rubicon's right: same as Category 1	Rubicon's right: same as Category 1	Rubicon's right: same as Category 1
	Rubicon's obligation: Rubicon has effectively issued an option on Africo shares – this is accounted for as a d liability (pursuant to either FAS 123(R) para. 32 or EITF 02-08), with initial and ongoing measurement at fair value, with changes going to stock compensation.	Rubicon's obligation: Same as Africo (left).	Rubicon's obligation: This is a conventional equity stock option award, accounting for at grant date fair value, subject to vesting provisions under both FAS 123(rR) and Canadian GAAP (HB 3870).
	GAAP difference: Under Canadian GAAP, liability awards are measured at intrinsic value and accounted for under Section 3870 (stock –based compensation).	GAAP difference: Same as Africo (left)	GAAP difference: N/A
IV. Rubicon contractors – vesting	Rubicon's right: same as above	Rubicon's right: same as Category 1	Rubicon's right: same as above
	Rubicon's obligation: same as above.	Rubicon's obligation: Same as Africo (left).	Rubicon's obligation: This is a conventional equity stock option award to a non-employee, using the performance completion date as the measurement date under both EITF 96-18 and Canadian GAAP (HB 3870).
	GAAP difference: N/A., Non-employee awards are fair value for both US and Canadian GAAP.	GAAP difference: N/A -- Same as Africo (left)	GAAP difference: N/A

Rubicon Minerals
Appendix A: Basis of Accounting
Vesting Options – Paragon Employees

Holder Category	Instrument		
	Africo Shares / Options	Paragon Options	Rubicon Options
V. Paragon employees – vesting	Rubicon's right: same as Category 1	Rubicon's right: same as Category 1	Rubicon's right: same as Category 1
	Rubicon's obligation: Rubicon has effectively issued an option on Africo shares -- this is accounted for as a d liability (pursuant to either FAS 123@, para. 32 or EITF 02-08), with initial and ongoing measurement at fair value . However, the compensation expense changes are recorded in Paragon's financial statements during vesting period.

GAAP difference: Under Canadian GAAP, liability awards are measured at intrinsic value and accounted for under Section 3870 (stock –based compensation).

GAAP difference: N/A -- non-employee awards are fair value for both US and Canadian GAAP. | Rubicon's obligation: Same as Africo (left) | Rubicon's obligation: This is an equity stock option award issued to a an employee of a related party (a non-employee from Rubicon's point of view). Compensation expense is recorded in Paragon's financial statements. After initial measurement, Rubicon would have ongoing entries to debit contributed surplus / additional paid-in capital and credit to the same account in the amount of annual compensation expense. Because entries are to same account, no accounting is done. |
| VI. Paragon contractors – vesting | Same as above. | Same as above. | Same as above. |

Rubicon Minerals
Appendix A: Basis of Accounting
Stapled Warrants

Holder Category	Component Portions of the Stapled Warrant		
	Africo Portion	Paragon Portion	Rubicon Portion
VII. Stapled Warrants	Rubicon's right: same as Category 1	Rubicon's right: same as Category 1	Rubicon's right: same as Category 1
	Rubicon's obligation: Rubicon has issued a stapled warrant on the shares of Africo, Paragon, and Rubicon. This is a single liability derivative under FAS 133, as it is indexed to features other than Rubicon's equity. The derivative cannot be split into debt and equity components under US GAAP. The liability is marked to market through the income statement. GAAP difference: No difference on this portion. However, under Canadian GAAP, the award is separated into its liability and equity components under HB 3860. See further description under Rubicon portion.	Rubicon's obligation: same as Africo (left) GAAP difference: Same as Africo (left).	Rubicon's obligation: same as Africo (left) GAAP difference: Under Canadian GAAP (Section 3860), the Rubicon portion of the stapled warrant is treated as equity, while the Africo and Paragon portions are treated as liabilities.

Rubicon Minerals Corporation
Canadian GAAP Line Items containing POA Option/Warrant Entries
December 31, 2006

The following lists Finanical Statement Lines of Rubicon Canadian GAAP Statements 2006 and where the POA option/warrant entries would appear

Consolidated Balance Sheets
(Stated in Canadian Dollars)

	Ref	As at December 31 2006
Assets		
Investment in companies spun-off (note 2)	A-T47	2,147,933
Income statement items		
Stock based compensation pre plan of arrangement entries		219,668
Compensation Expense - POA Option entries	A-AE46	1,296
Stock based compensation per Admin expenses		220,964
Other Income/Expense excluding POA Options/Warrants entries		319,982
Other Income/Expense POA Options/Warrants	A-AC46	35,318
Other Income/Expense per FS		355,300
Other Comprehensive Income		n/a Cdn Gaap 2006
Share Capital excluding POA Options/Warrants entries		(45,786,234)
Share Capital - entries re POA Options/Warrants	A-X46	(2,205,667)
Share Capital per FS		(47,991,901)
Contributed Surplus excluding POA Options/Warrants entries		2,525,955
Contributed Surplus - entries re POA Options/Warrants	A-Z46	21,120
Contributed Surplus		2,547,075

Rubicon Minerals Corporation
US GAAP Reconciliation Note 14 - Items with POA Option/Warrant adjustments
December 31, 2006

Certain of the US GAAP adjustments for the POA Options and Warrants appear directly on the US GAAP reconciliation and are shown below as in the statements. Other POA Option/Warrant US GAAP adjustments were aggregated with other US GAAP adjustments. In those cases, additional lines have been added to show where they would be found on the statement.

14   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

Balance Sheets	Note reference		2006
			$
Investments - companies spun off - Canadian GAAP			2,147,933
Net fair value and related adjustments	(c)	B-E49	1,212,538
Investment in companies spun off - US GAAP		B-E47	3,360,471
Other liabilities - Canadian GAAP			-
Aggregate liabilities assumed on spin-off transaction	(c)		3,157,297
Other liabilities - US GAAP		B-I49	3,157,297
Share capital - Canadian GAAP			47,991,901
Previous years' amounts included in income under US GAAP			(102,158)
Deferred tax benefit included in income under US GAAP	(d)		-
Adjustment to reverse entry for spin-off of Paragon assets	(a)		6,979,704
Adjustment to reclassify spin-off amounts as liabilities	(c)	B-Y49	(2,290,988)
Adjustment to reinstate Canadian GAAP FIT recovery to share capital	(b)		477,400
			53,055,859
Contributed surplus - Canadian GAAP			2,547,075
Adjustment to reclassify a spin-off related amount	(c)	B-AA49	(309)
Contributed surplus - US GAAP			2,546,766
Accumulated other comprehensive income – Canadian GAAP			-
Adjustment to reflect net fair value measurements at December 31, 2006, 2005 and 2004	(c), (d)		307,977
Accumulated other comprehensive income - US GAAP			307,977
OCI adjustment for POA assets and liabilities 2006		B-AC49	205,021
Other investment OCI adjustments to Dec. 31, 2006			102,956
Total US GAAP OCI adjustment above			307,977

Operations Statements	Note reference		2006
			$
Other miscellaneous income - Canadian GAAP			355,300
Adjustment to fair value certain spin-off related items	(c)	B-Z49	498,427
Other miscellaneous income - US GAAP			853,727
Stock-based compensation expense - Canadian GAAP			220,964
Adjustment to fair value certain spin-off related items	(c)	B-AB49	(53,132)
Stock-based compensation expense - US GAAP			167,832